[LETTERHEAD]

June 11, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             ML Macadamia Orchards, L.P.
Rule 477 Request for Withdrawal
Registration Statement on Form S-1 (File No. 333-180558)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ML Macadamia Orchards, L.P. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-180558) together with all exhibits thereto, which was initially filed on April 4, 2012 (the “Registration Statement”).

The Registration Statement related to a subscription rights offering of the Registrant’s Depositary Receipts representing units of limited partnership interests.  We are withdrawing the Registration Statement because we have determined not to proceed with the rights offering at this time.  The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that no securities were sold in connection with the offering described in the Registration Statement.

The Registrant further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application for withdrawal will not be granted.

If you have any questions regarding this application, please do not hesitate to contact Dennis J. Simonis, Chief Executive Officer of the Registrant at (808) 969-8057 or dsimonis@mlnut.com.

Very truly yours,

ML MACADAMIA ORCHARDS, L.P.

By:	/s/ Dennis J. Simonis
Dennis J. Simonis
Chief Executive Officer

cc:                                Sonia Bednarowski, Division of Corporation Finance